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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              Argonaut Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   040157 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Caroline W. Singleton
                          335 N. Maple Drive, Suite 177
                             Beverly Hills, CA 90210
                                 (310) 278-1777
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 26, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040157 10 9                 13D                      Page 2 of 4 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Caroline W. Singleton
         SS# ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


         N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


         U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    4,663,056
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    4,663,056
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  4,663,056
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  19.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                  IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 040157 10 9                 13D                      Page 3 of 4 Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.
Common Stock, par value $0.10, of Argonaut Group, Inc., 1800 Avenue of the Stars, Suite 1175, Los Angeles, California 90067 (the "Issuer").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)      Caroline W. Singleton

     (b)      335 N. Maple Drive, Suite 177, Beverly Hills, CA 90210

     (c)      Sole Trustee of the Singleton Family Trust,
              335 N. Maple Drive, Suite 177, Beverly Hills, California 90210

     (d)      No Reportable Events

     (e)      No Reportable Events

     (f)      United States citizen

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

I am the sole trustee of the Singleton Family Trust. My husband, Dr. Henry E. Singleton, holds 4,663,056 shares of the Issuer's common stock, representing 19.6% of the total shares outstanding as of June 30, 1999. As a result of Dr. Singleton's ill health, on July 26, 1999 I acquired sole voting and dispositive power over Dr. Singleton's shares of the Issuer's common stock pursuant to a power of attorney previously granted to me. Subsequently, Dr. Singleton's shares were transferred to the Singleton Family Trust, of which I am the sole trustee. Dr. Singleton retains a pecuniary interest in such shares.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     As sole trustee of the Singleton Family Trust, I have sole voting and dispositive powers over the shares of the Issuer owned by husband, Dr. Henry E. Singleton. I have no plans or proposals reportable pursuant to Item 4(a) through
(j).

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

         See response to Item 3.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See response to Item 4.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         No exhibits are filed herewith.

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     August 25, 1999
                                        ----------------------------------------
                                                         (Date)


                                          /s/ Caroline W. Singleton
                                          --------------------------------------
                                                       (Signature)


                                        Caroline W. Singleton, Sole Trustee of
                                        the Singleton Family Trust
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).